

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2012

Via E-mail
Mr. Robert A. Ramirez
Executive Vice President, Finance and
Chief Financial Officer
The Hackett Group, Inc.
1001 Brickell Bay Drive, Suite 3000
Miami, FL 33131

   Re: **The Hackett Group, Inc.**
       Form 10-K
       Filed February 24, 2012
       File No. 333-48123

Dear Mr. Ramirez:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Jonathan Wiggins

            Jonathan Wiggins
            Staff Accountant